Mail Stop 6010

August 17, 2007

Via U.S. Mail and Facsimile to (905) 403-6450

Edward MacNeil
Interim Chief Financial Officer
Imax Corporation
2525 Speakman Drive
Mississauga, Ontario, Canada

>   **Re: Imax Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2006**
>   **Filed July 20, 2007**
>   **Form 10-Q for the Fiscal Quarter Ended June 30, 2007**
>   **File No. 000-24216**

Dear Mr. MacNeil:

We have reviewed your responses dated June 20, 2007 and July 2, 2007 and additional filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year-Ended December 31, 2006

Management Discussion and Analysis of Financial Condition and Results of Operation -
Results of Operation, Year Ended December 31, 2006 Versus Year Ended December 31,
2005

Outlook, page 55

1.   We note your discussions relating to digital technology. To the extent possible,
        please revise future filings to provide the reader with an estimate of the costs you
        expect to incur to provide customer upgrades to digital systems for those contracts
        that currently include these terms.

Liquidity and Capital Resources, page 63

2.   We note the disclosure on page 63, that under the credit facility you are required
        to maintain "a minimum level of cash collection…" Please describe in greater
        detail this covenant and whether you were in compliance as of the balance sheet
        date. Also, discuss any potential impact on your ability to comply with this
        covenant going forward given how you are structuring your contracts, i.e. joint
        venture sharing arrangements.

Report of Independent Registered Public Accounting Firm, page 70

3.   The audit report included in the Form 10-K filed in EDGAR is not signed by your
        independent auditor. Please amend the filing to provide an audit report which
        includes the independent auditor's signature. Refer to Rule 2-02 of Regulation S-
        X and Item 302 of Regulation S-T which provides guidance on including
        signatures in electronic filings.

Consolidated Statement of Cash Flows, page 75

4.   Tell us how your presentation of cash flows related to discontinued operations is
        consistent with paragraph 26 of SFAS 95 given that you present the combined
        operating and investing cash flows of discontinued operations as a single line at
        the bottom of the statement and present the detailed disclosure in the notes to
        financial statements. Otherwise, please revise the statement in future filings to
        comply fully with SFAS 95. We note that SFAS 95 requires you to present all
        cash flows as either an operating, investing or financing activity within the body
        of the statement of cash flows itself. Please refer to the Staff's views relating to
        presenting cash flows from discontinued operations in Joel Levine's speech at the
        December 2005 AICPA conference on SEC and PCAOB Current Developments
        and further guidance outlined at AICPA CPCAF Alert Nos. 90 and 98.

Note 2. Summary of Significant Accounting Policies, page 77

Note (n) Revenue Recognition-Theater Systems page 82

5.   We note that the company has "identified the projection system, sound system, screen system and if applicable, the 3D glasses cleaning machine, theater design support, supervision of installation, projectionist training and the use of the IMAX brand, generally to be a single deliverable and single unit of accounting." Please tell us and revise the note to disclose when these components would not be identified as a single deliverable and explain how this would impact your revenue recognition policy. Provide a similar discussion in the Critical Accounting Policy section of MD&A.

6.   In addition, we note that you use the words generally and typically in several instances when describing your accounting policies, including revenue recognition. Please revise the note to include clear descriptions of your accounting policies which set forth the accounting you follow for each type of transaction you undertake, including those transactions you may not encounter frequently.

7.   We note as of the date of your June 20, 2007 response letter your review of the distinctive non-standard provisions in contracts undertaken in response to our prior comment 9 was still ongoing. However, we note that you had identified material non-standard clauses. Please tell us, and revise this note and the Critical Accounting Policy section of MD&A to describe the terms of these non-standard arrangements, the circumstances under which these terms were offered and disclose how you recognized revenue from these arrangements. Highlight how your revenue recognition policy for each non-standard arrangement differs from the policy you currently describe for your standard arrangements. We also await the addendum which the company undertook to provide in response to our prior comment 9 in its response letter dated June 20, 2007.

8.   We note the policy for recognizing revenues on theater systems as described on page 39 and 91 as part of your discussion of the restatement of your 2002 through 2006 financial statement differs in some aspects from your revenue recognition policy disclosed in footnote 2 (n). For example, we note in footnote 2 (n), page 82 that revenue allocated to the system deliverable is recognized when "(i) the projector, sound system and screen system have been installed and are in full working condition, (ii) the 3D glasses cleaning machine, if applicable, has been delivered, (iii) projectionist training has been completed and (iv) the earlier of (a) receipt of written customer acceptance certifying the completion of installation and run-in testing of the equipment and the completion of projectionist training or (b) public opening of the theater," while the disclosure on page 39 states that revenue is recognized when "(i) the projector, sound system and screen system [are] installed and are in full working condition, the 3D glasses cleaning machine, if applicable, [is] delivered and projectionist training [is] completed, and (ii)

written customer acceptance thereon received, or the public opening of the theater take place…"

- Tell us how the disclosures on pages 39, 91 and 82 are consistent with each other or revise the filing to resolve any inconsistencies.
- Please confirm that the company followed the policy stated in its financial statements when determining the adjustments related to theater system arrangements reviewed for 2002 through 2006.

Note 4. Restatement of Previously Issued Financial Statements, page 90

Revenue Recognition – Other, page 91

9.   Revise to clearly describe the errors related to the "fair value previously allocated in certain multiple element arrangements" as described in the first bullet on page 91.

Exhibit 31

10.   We note that that the certification filed as required by Exchange Act Rule 13a-14(a) improperly labels the report as an "Annual Report" in paragraphs 1, 2, 3 and 4. Additionally, we note that it also improperly identifies the title of the certifying individual in the first line of the certification. In future filings, including the amended Form 10-K, the certification should be revised so as to not include a reference to "Annual" or "Quarterly" reports and to remove the title of the certifying office in the first line. Refer to Item 601(b)(31) of Regulation S-K. Please also apply this comment to your future Form 10-Q filings.

Form 10-Q for the Fiscal Quarters Ended March 31, 2007 and June 30, 2007

Exhibit 31

11.   We note the Section 302 certifications of your CEO and CFO are not in the proper form as paragraph 4 improperly omits the introductory language referring to internal control over financial reporting. Please file an amendment to the Form 10-Q to include Section 302 certifications set forth in Item 601(b)(31) of Regulation S-K which properly refer to internal control over financial reporting as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) . Please note that the amendment should include the entire periodic report and corrected certification.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3554 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela Crane
Branch Chief

cc: Sandra Flow, Cleary Gottlieb Steen & Hamilton LLP